FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 22 July 2013, London UK - LSE Announcement

Update on GSK Consumer Nigeria plc Scheme of Arrangement

GlaxoSmithKline plc ("GSK") (LSE:GSK) and GlaxoSmithKline Consumer Nigeria PLC ("GSK Nigeria") today announced that they have agreed that the scheme of arrangement proposed to GSK Nigeria's shareholders in the scheme document dated 24 June 2013, under which it was proposed that GSK would increase its indirect ownership in GSK Nigeria to 75%, will be withdrawn. Following this withdrawal, at the meeting of its shareholders scheduled for 23 July 2012, GSK Nigeria will be suspending the proposed scheme of arrangement.

GSK and GSK Nigeria believe that the suspension of the scheme of arrangement is necessary to consider appropriate amendments to the proposal for GSK to increase its indirect ownership in GSK Nigeria. In particular, GSK and GSK Nigeria have agreed to consult shareholders and the Securities and Exchange Commission about the proposal including whether it should be implemented by way of a tender offer. There can be no assurance that the proposal will proceed by way of a tender offer or otherwise.

Furthermore, as disclosed in the scheme document, GSK has announced its intention to dispose of its global Lucozade and Ribena brands. GSK and GSK Nigeria have commenced work towards the formalisation of updated long term arrangements that would allow GSK Nigeria to continue to distribute these brands in Nigeria and certain countries in West Africa. GSK and GSK Nigeria believe it is important that these arrangements are concluded and disclosed before any revised proposal is put to GSK Nigeria shareholders.

The general meeting of shareholders of GSK Nigeria convened for 23 July 2013 to consider the proposed scheme of arrangement will therefore be held and adjourned indefinitely.

A further announcement will be made in due course.

V A Whyte
Company Secretary
22 July 2013

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 22,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc